UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 000-55982

C21 INVESTMENTS INC.
(Translation of registrant’s name into English)

Suite 303, 595 Howe Street
Vancouver, British Columbia V6C 2T5
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [   ]          Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C21 INVESTMENTS INC.

Date: February 8, 2019	/s/ Michael Kidd
Michael Kidd
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit

99.1	Material Change Report re: PP Final Tranche Closed dated February 6, 2019
99.2	Amendment to Agency Agreement dated January 30, 2019
99.3	Debenture Indenture between C21 Investments Inc. and Alliance Trust Company dated January 30, 2019
99.4	Warrant Indenture between C21 Investments Inc. and Alliance Trust Company dated January 30, 2019